                                                              Exhibit 20


FOR IMMEDIATE RELEASE:

    CIRCON RESPONDS TO U.S. SURGICAL'S TENDER OFFER EXTENSION

SANTA BARBARA, CALIFORNIA (AUGUST 30, 1996) - Circon Corporation
(NASDAQ-NMS:CCON) responded today to U.S. Surgical's extension of its tender offer which was scheduled to expire August 29, but was extended by U.S. Surgical without their purchasing any shares tendered. U.S. Surgical continues to own only 1,000,100 shares of Circon stock.

Richard A. Auhll, chairman of the board, president, and chief executive officer of Circon said, "We continue to strongly recommend that our stockholders not tender their shares. We firmly believe that execution of our strategic plan will generate superior value for our stockholders."

U.S. Surgical made an unsolicited bid for Circon shares on August 2. Circon announced on August 15 its board's recommendation that Circon stockholders not tender their shares. At the same time, the Company announced board approval of a Stockholders Rights Plan. Earlier this week, Circon announced an Employee Retention Plan which would be triggered in the event of any change in control of the Company. This Plan is designed to retain key employees to strengthen the Company during this period of uncertainty.

Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

                                ###

CONTACTS:
       Judith Wilkinson/Daniel Katcher
       Abernathy MacGregor Group
       212/371-5999